# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Creative Realities, Inc., CIK 0001356093
CUSIP: 97652A302
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13100 Magisterial Drive, Suite 102, Louisville, Kentucky (KY), 40223
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0001616224
Persons authorized to receive notices and communications: Pegasus Capital Advisors, L.P., 750 East Main Street, Suite 600, Stamford, Connecticut (CT), 06902, (203) 869-4400

## Reporting persons
- Slipstream Funding, LLC (CIK 0001616224): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Slipstream Communications, LLC (CIK 0001616222): type of reporting person: other (OO); citizenship or place of organization: Anguilla (1A); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- BCOM Holdings, LP (CIK 0001616231): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- BCOM GP LLC (CIK 0001616236): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- Business Services Holdings, LLC (CIK 0001616237): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- Pegasus Investors IV, L.P. (CIK 0001441404): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- Pegasus Investors IV GP, L.L.C. (CIK 0001441405): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- Pegasus Capital, LLC (CIK 0001259178): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
- Craig Cogut (CIK 0001032672): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,731,498; sole dispositive power 0; shared dispositive power 1,731,498; aggregate amount beneficially owned 1,731,498 (14.13% of the class)
  Comment: Rows 8, 10, and 11: Represents 1,731,498 shares of Common Stock issuable upon exercise of Warrants directly held by Slipstream Communications, LLC.
  Row 13: Based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Creative Realities, Inc.
Address of issuer's principal executive offices: 13100 Magisterial Drive, Suite 102, Louisville, Kentucky (KY), 40223
Comment: This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 29, 2014, as amended by Amendment No. 1 filed with the SEC on September 22, 2014, Amendment No. 2 filed with the SEC on December 16, 2022, Amendment No. 3 filed with the SEC on February 3, 2023, Amendment No. 4 filed with the SEC on May 1, 2023, Amendment No. 5 filed with the SEC on November 15, 2023, and Amendment No. 6 filed with the SEC on December 1, 2023 (the "Schedule 13D"), with respect to the Common Stock of Creative Realties, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. Except as specifically amended herein, the Schedule 13D shall otherwise remain in effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Percentage ownership is based on 10,518,932 shares of Common Stock outstanding as of November 11, 2025, as reported in the Company's Form 10-Q filed with the SEC on November 12, 2025, plus 1,731,498 shares of Common Stock underlying the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the number of Shares beneficially owned by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated by reference herein and is as of the date hereof.
Transactions in the class effected during the past sixty days:
This Amendment No. 7 is being filed to report sales of Shares of Common Stock effected during the past 60 days by the Reporting Persons listed below. All sales were conducted pursuant to the Company's Rule 424(b) prospectus, dated October 24, 2024, which was filed under the Registration Statement on Form S-3 that became effective on the same date. The Reporting Persons have no additional transactions to report within the prior 60 days.
On January 6, 2026, Slipstream Funding, LLC sold 317,455 Shares of Common Stok at a price of $2.52 per share after discounts and commissions.
On January 6, 2026, Slipstream Communications, LLC sold 1,108,030 Shares of Common Stok at a price of $2.52 per share after discounts and commissions.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.4 Joint Filing Agreement among the Reporting Persons, dated as of August 29, 2014, incorporated by reference to the Schedule 13D filed on such date by the Reporting Persons.

## Signatures
- Slipstream Funding, LLC: /s/ Craig Cogut, Craig Cogut, President (01/07/2026)
- Slipstream Communications, LLC: /s/ Craig Cogut, Craig Cogut, President (01/07/2026)
- BCOM Holdings, LP: /s/ Craig Cogut, Craig Cogut, President of its general partner BCOM GP LLC (01/07/2026)
- BCOM GP LLC: /s/ Craig Cogut, Craig Cogut, President (01/07/2026)
- Business Services Holdings, LLC: /s/ Craig Cogut, Craig Cogut, President (01/07/2026)
- Pegasus Investors IV, L.P.: /s/ Craig Cogut, Craig Cogut, President of its general partner Pegasus Investors IV GP, L.L.C. (01/07/2026)
- Pegasus Investors IV GP, L.L.C.: /s/ Craig Cogut, Craig Cogut, President (01/07/2026)
- Pegasus Capital, LLC: /s/ Craig Cogut, Craig Cogut, Managing Member (01/07/2026)
- Craig Cogut: /s/ Craig Cogut, Craig Cogut (01/07/2026)